Exhibit 99.1

Amryt Successfully Completes Acquisition of Chiasma, Inc.

Appoints Raj Kannan and Dr. Roni Mamluk as Non-Executive Directors

Issues Ordinary Shares and Total Voting Rights

DUBLIN, Ireland, and Boston MA, August 5, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, is pleased to announce that it has completed its previously announced acquisition of Chiasma, Inc. following the receipt of the necessary approvals of both Amryt’s and Chiasma’s shareholders (the “Transaction”).  In conjunction with completion, Amryt is also pleased to announce the appointment of Raj Kannan and Roni Mamluk Ph.D to the board of Amryt as Non-Executive Directors with immediate effect.

Dr. Joe Wiley, Chief Executive Officer of Amryt, commented on the completion of the Transaction: “We are very pleased to have completed the Transaction and are grateful to our shareholders for their support.  We look forward to welcoming the Chiasma team to Amryt and are excited to begin the process of integrating and growing our combined businesses.  This Transaction further solidifies our position as a global leader in treating rare and orphan conditions.  The combined business will have three approved commercial products and an exciting pipeline of development assets. Our lead development candidate, Oleogel-S10, is currently progressing through the regulatory process in the US and EU and, if approved, will bring our portfolio of commercial products to four.  We see significant revenue growth opportunities for Mycapssa® in acromegaly and are also very excited to further develop the potential for Mycapssa® in patients with carcinoid symptoms stemming from neuroendocrine tumors (“NET”) where we believe the commercial opportunity is significant.  With the addition of NET, our combined pipeline will have four product candidates in late clinical stages as well as our exciting pre-clinical gene therapy asset, AP103 in dystrophic Epidermolysis Bullosa.“

Ray Stafford, Chairman of Amryt Pharma, commented on the appointment of Raj Kannan and Roni Mamluk: “I am delighted to warmly welcome Raj and Roni to the board of Amryt.  Collectively, they bring a wealth of diverse experience from across the pharmaceutical industry and I know that their input will play an important role in helping us ensure our business continues to perform and grow into the future.”

Issue of Amryt New Ordinary Shares Pursuant to Closing

In conjunction with completion of the Transaction, Amryt has allotted and issued a total of 127,733,680 New Ordinary Shares (the “Consideration Shares”) as consideration for the Transaction which will be issued to the former Chiasma Shareholders in the form of 25,546,736 Amryt ADSs which are tradeable on Nasdaq.

In connection with the completion of the Transaction, the shares of Chiasma common stock will be delisted from trading on the Nasdaq Stock Market and Chiasma will terminate its registration under the U.S. Securities Exchange Act of 1934 as soon as practicable.  The parties expect that the shares of Chiasma common stock will continue to trade on the Nasdaq Stock Market until the end of trading today on a to-be-converted basis. Further to the Transaction, shareholdings in Chiasma will be rounded up or down when converting to Amryt ADSs using the exchange ratio of 0.396. Accordingly, Amryt anticipates that  a small number of additional New Ordinary Shares may be issued as consideration to Chiasma Shareholders (which would be issued in the form of Amryt ADSs) in the next several weeks once beneficial holdings in Chiasma and roundings have been finalised.  Amryt intends to apply for the admission of any such New Ordinary Shares to trading on AIM and will make a further announcement as appropriate in due course.

Amryt has applied for the admission of the Consideration Shares issued pursuant to the Transaction to be admitted to trading on AIM.  Admission of the New Ordinary Shares is expected to take place at 8.00am BST on or around August 6, 2021.

Exercise of Zero Cost Warrants

An Amryt institutional investor has exercised subscription rights relating to 8,966,520 zero cost warrants (the “Warrants”). These Warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion.  Certain institutional investors elected to receive Warrants to subscribe for new ordinary shares of £0.06 each in Amryt (“Ordinary Shares”), in place of the same number of Ordinary Shares, as consideration for the Company’s acquisition of Aegerion and their equity investments in the Company in September 2019.  Each warrant entitles the holder to subscribe for one Ordinary Share for no additional consideration.  In order to satisfy the exercise of the Warrants, the Company will transfer 4,208,314 Ordinary Shares out of treasury and will issue 4,758,206 new Ordinary Shares to the institutional investor. Amryt has applied for these 4,758,206 new Ordinary Shares to be admitted to trading on AIM (the “Warrant Share Admission”) and it is expected that Warrant Share Admission will become effective, and that dealings will commence at 8.00 a.m. BST on or around August 11, 2021.

Issued Share Capital and Total Voting Rights

Following the issue of the Consideration Shares but before the Warrant Share Admission, the issued share capital of the Company will comprise 311,326,976 Ordinary Shares (equivalent to 62,265,395 ADSs) and the Company will hold 4,208,314 Ordinary Shares in treasury. During this period, the total number of voting rights in the Company will be 307,118,662 and during this period this figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Amryt under the FCA’s Disclosure Guidance and Transparency Rules.

Following the Warrant Share Admission, the issued share capital of the Company will comprise 316,085,182 Ordinary Shares (equivalent to 63,217,036 ADSs) and the Company will not hold any Ordinary Shares in treasury. Therefore, following the Warrant Share Admission, the total number of voting rights in the Company will be 316,085,182. Following the Warrant Share Admission, this figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Amryt under the FCA’s Disclosure Guidance and Transparency Rules.  Amryt will have no further zero cost warrants in issue following Warrant Share Admission.

Block Admission Applications

Amryt will make an application to the London Stock Exchange for a block listing of 18,400,000 new Ordinary Shares to be admitted to trading on AIM in respect of issues of Ordinary Shares from time to time pursuant to the exercise of share options and vesting of restricted stock units issued pursuant to the Chiasma 2015 Stock Option and Incentive Plan.

Amryt additionally will make a block listing application in respect of 10,000,000 Ordinary Shares in respect of issues of Ordinary Shares from time to time pursuant to the exercise of share options and vesting of restricted stock units under the Amryt Equity Incentive Plan.

When issued, the Ordinary Shares under the block listing will rank pari passu with the Company's existing issued Ordinary Shares. The admission of 28,400,000 Ordinary Shares to trading on AIM under these block listing applications is expected to be effective on August 11, 2021.

New Board Member Biographies

Raj Kannan was appointed Chief Executive Officer of Chiasma, Inc. in June 2019.  Mr. Kannan has over 25 years of pharmaceutical industry experience. He has held a variety of roles from field sales to leading global business franchises.  Mr. Kannan has led and supported multiple successful launches across therapeutic areas both in the US and globally.  Prior to joining Chiasma, Mr. Kannan served as the Chief Commercial Officer at Kiniksa Pharmaceuticals since July 2018. In that role, he was responsible for building and leading the company’s commercial operations, including sales, marketing, business analytics and market-access functions.  Prior to Kiniksa, Mr. Kannan served as the Global Head of the Neurology and Immunology business franchise at Merck KGaA, where he was responsible for $2B in annual revenues and for providing the strategic direction for assets in clinical development.  Prior to Merck KGaA, Mr. Kannan spent ten years at Boehringer Ingelheim in roles of increasing responsibility in the US, Canada, and in Germany, including the role of Global Marketing Head of the Cardiovascular Franchise, where he was responsible for over $3.5B in annual revenues.

Roni Mamluk, Ph.D. joined the Board of Directors of Chiasma, Inc. in June 2017.  Dr. Mamluk currently serves as Chief Executive Officer of Ayala Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company dedicated to developing targeted cancer therapies for people living with genetically defined cancers.  She joined Chiasma in 2006 and led the creation of its TPE technology and subsequently Mycapssa® development.  Roni fulfilled multiple roles at Chiasma including Chief Development Officer from March 2015 to March 2017, Chief Executive Officer from April 2013 to March 2015 and held various roles in the Company from 2006 to April 2013, including Chief Operating Officer and Vice President, Research and Development.  Prior to joining Chiasma, Dr. Mamluk led nonclinical research and development at Adnexus Therapeutics, Inc. Dr. Mamluk received her B.A. and Ph.D. from the Hebrew University.  She completed her post-doctoral fellowship at Children’s Hospital/Harvard Medical School in the field of angiogenesis.

Additional information required under the AIM rules for Companies in respect of the Board appointments:

The following information is disclosed pursuant to Schedule Two paragraph (g) of the AIM Rules for Companies.

Rajkumar Kannan, aged 57, has an interest in 271,448 Amryt Ordinary Shares following the completion of the Transaction and has confirmed that other than the information disclosed below, there is no further information to be disclosed under Rule 17 and paragraph (g) of Schedule 2 of the AIM Rules for Companies.

Current directorships:	Chiasma Inc.

Previous directorships held in the last five years:	None

Roni Mamluk, aged 54, has confirmed that other than the information disclosed below, there is no further information to be disclosed under Rule 17 and paragraph (g) of Schedule 2 of the AIM Rules for Companies.

Current directorships:	Chiasma Inc.

Chiasma (Israel) Ltd

Ayala Pharmaceuticals Inc.

Ayala Oncology Israel Ltd.

Previous directorships held in the last five years:	None

Capitalised terms not otherwise defined in this announcement have the meanings given to them in the Company’s circular and notice of general meeting dated June 28, 2021.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please go to https://myaleptpro.com/sites/default/files/bla_125390_s-016_pllr_approved_15may2020_pi_only.pdf.

Mycapssa® (octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analog approved by the FDA.  Mycapssa® has also been submitted to the EMA for regulatory approval.  For additional information, please go to https://mycapssa.com/?_sm_au_=iHVFJTZqnSwHNWQ7FcVTvKQkcK8MG.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please go to https://juxtapid.com/hcp/.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10.  The product has been submitted to FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  The FDA also set a target PDUFA date of November 30, 2021.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of retained EU law by virtue of the European Union (Withdrawal) Act 2018.  The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements

This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com